SECURIT[illegible]ON

12010777

SEC Mail Processing Section
FEB 15 2012
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BISMARCK CAPITAL, LLC

OFFICIAL USE ONLY
131634
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 FIFTH AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10151-0099 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN A. SOKOL 212-269-8628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET &CO., LLP
(Name – *if individual, state last, first, middle name*)

60 BROAD STREET (Address) NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stanford Warshawsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bismarck Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH S. LINKSMAN
Notary Public, State of New York
No. 01LI5011195
Qualified in New York County
Commission Expires 04/12/20 15

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISMARCK CAPITAL, LLC
(SEC. ID NO. 8-66489)
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BISMARCK CAPITAL, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Schedules	
Auditors' Report on Required Practices and Procedures Under SEC Rule 17A-5(g)(1)	8 - 9
Computation of Net Capital	10
Computation of Basic Net Capital Requirement and Aggregate Indebtedness	11
Reconciliation of Net Capital	12

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JEROME S. GRUBIN, CPA
STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Managing Member of
Bismarck Capital, LLC

We have audited the accompanying statement of financial condition of Bismarck Capital, LLC as of December 31, 2011, and related statements of operations, changes in members' equity and statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bismarck Capital, LLC at December 31, 2011, the results of its operations, changes in members' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by regulations under the Securities Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Joel E. Sammet & Co., LLP

New York, New York
February 2, 2012

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

BISMARCK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	136,492
Security deposits		10,000
Computer equipment at cost, (net of accumulated depreciation of $343)		1,373
Other		35
TOTAL ASSETS	$	147,900

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	12,613
TOTAL LIABILITIES		12,613
Members' Equity		
Members capital contributions		1,100,000
Retained members profits (losses)		(964,713)
TOTAL MEMBERS' EQUITY		135,287
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	147,900

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Investment Banking Revenues		$ 150,000
EXPENSES:		
Rent	$ 114,000	
Outside Professional Services	30,376	
Office Expenses	3,980	
Promotional and Travel	22,642	
Charity	25,245	
Communications	2,974	
Insurance	6,886	
Dues and regulatory fees	6,534	
Depreciation	343	
TOTAL EXPENSES		212,980
NET (LOSS) FROM OPERATIONS		$ (62,980)

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Members' Capital	Retained Profits (Loss)	Total
Beginning balance, January 1, 2011	$ 950,000	$ (901,733)	$ 48,267
Contributions	150,000	0	150,000
Distributions	0	0	0
Net profit (loss) from operations	0	(62,980)	(62,980)
ENDING BALANCE, DECEMBER 31, 2011	$ 1,100,000	$ (964,713)	$ 135,287

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From (Used by) Operating Activities:		
Net (loss) from operations		$ (62,980)
Add: Non-cash expenses - Depreciation	$ 343	
Changes in current assets and liabilities:		
Accounts payable	1,613	1,956
Net cash used by operating activities		(61,024)
Cash Flows From (Used by) Investing Activities:		
Purchase of computer equipment		(1,716)
Cash Flows From (Used by) Financing Activities:		
Additional member's capital contribution		150,000
Net increase to cash		87,260
Cash, beginning of year		49,232
CASH, END OF YEAR		$ 136,492

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 BUSINESS AND ORGANIZATION

Bismarck Capital LLC (the "Company") is a broker/dealer registered with the National Association of Security Dealers, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority ("FINRA"). It does not hold any customer securities nor carry any customer accounts. All customer transactions, if any, are cleared through, and their securities and accounts are carried by, a member firm of the New York Stock Exchange and other major exchanges. The Company is primarily engaged in providing investment banking services which may include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The statement of financial condition is stated in U.S. Dollars.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of financial instruments owned and financial instruments sold, not yet purchased.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Fixed Assets and Depreciation

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using the double declining balance method of depreciation. Repair and maintenance costs are expensed, while additions and settlements are capitalized. The cost and related accumulated depreciation of assets sold of retired

Recognition of Income

Fees are primarily earned and recognized upon the closing of a merger, acquisition or financial restructuring deal when reasonably determinable. Accordingly, no income is recognized until contractual documents have been signed by parties to the merger or acquisition or restructuring. The Company does not generally provide underwriting services. Expenses are reported as incurred.

NOTE 3 CUSTOMER PROTECTION

The Company is exempt from the Customer Protection Act by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i).

NOTE 4 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers. The Company has not elected to use the alternative net capital method. At December 31, 2011 net capital was $123,880. The minimum required net capital was $5,000 leaving an excess net capital of $118,880.

NOTE 5 CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 6 TAXATION

The Company is a single member LLC, does not file any income tax returns. Accordingly, all of the income of the Company is reported on the tax return of its member.

NOTE 7 SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 2, 2012, the date the financial statements were available to be issued.

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JEROME S. GRUBIN, CPA
STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)

February 2, 2012

Bismarck Capital, LLC
745 Fifth Avenue
New York, NY 10151

In planning and performing our audit of the financial statements of Bismarck Capital, LLC as of and for the year ended December 31, 2011 (on which we issued our report dated February 2, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of deficiencies, in internal control that is less severe than a material weaknesses yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Joel E. Sammet & Co., LLP

BISMARCK CAPITAL, LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2011

Total ownership equity from statement of financial condition	$ 135,287
Less: Ownership equity not allowable for net capital	0
Total ownership equity qualified for net capital	135,287
Add: Subordinated liabilities	0
Total capital and allowable subordinated liabilities	135,287
Less: Deductions for non-allowable assets and other charges	
Prepaid assets	35
Security deposit	10,000
Computer equipment	1,372
Total deductions for non-allowable assets and other charges	11,407
Net capital before haircuts on securities positions	123,880
Less: Haircuts on securities positions	0
NET CAPITAL	$ 123,880

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2011

Minimum net capital required (6.67% of aggregate Indebtedness)	$	841
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two lines)	$	5,000
Excess net capital (net capital less net capital requirement)	$	118,880

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2011

Total aggregate indebtedness liabilities from statement of financial condition	$	12,613
Percentage of aggregate indebtedness to net capital		10.18%

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2011

Net capital per internal report and focus report	$	123,880
NET CAPITAL PER AUDITED REPORT	$	123,880

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.